

November 2, 2012

<u>Via Email</u>
John Isbrandtsen
Chief Executive Officer
Sequoia Residential Funding, Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, Maryland 21045

      Re: **Sequoia Mortgage Trust 2010-H1**
                    Sequoia Mortgage Trust 2011-1
                    Sequoia Mortgage Trust 2011-2
                    Forms 10-K for the Fiscal Year Ended December 31, 2011
                    Filed March 29, 2012
                    File No. 333-159791-02, 333-159791-03, 333-159791-04

Dear Mr. Isbrandtsen:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Forms 10-K of Sequoia Mortgage Trust 2010-H1, Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, pages 7, 9, 9

1. With a view towards disclosure please tell us, for each servicing criteria listed in Item 1122(d) of Regulation AB, the entity participating in the servicing function assigned responsibility for such criterion as applicable. Please provide a response that applies to each issuing entity referenced above. Please provide the information in a graph or table if doing so will aid understanding.

2. We note that in the servicer assessments provided by Wells Fargo, they identified material instances of noncompliance attributable to errors impacting payments, "including those for a subset of RMBS transactions in the platform that contain multi-group features," which are referred to as the "Subject Transactions." With a view towards disclosure, please tell us whether the transactions covered by each of these Forms 10-K are part of the sample transactions reviewed to assess compliance with applicable servicing criteria. If the transactions covered by each Form 10-K were part of the transactions reviewed, please advise whether the identified instances of noncompliance involved any of those transactions. Please provide a response that applies to each mortgage trust referenced above.

3. We note that Wells Fargo's management "has determined the modeling errors for Subject Transactions to be the most significant issue resulting in material instances of noncompliance." The phrase "most significant issue" tends to indicate the existence of several instances of material noncompliance. Item 1122 of Regulation AB requires disclosure of any material instance of noncompliance identified by the party. Please confirm that all material instances of noncompliance have been disclosed.

4. Please also confirm whether the phrase "modeling errors" indicates the existence of one type of modeling error or whether multiple types of unrelated modeling errors were found. Further, so we may better understand the identified material instances of noncompliance, please tell us the following:

   • the CIK numbers of the transactions that required modeling revisions;
   • the entity that developed the waterfall model;
   • how it was determined the waterfall model contained modeling errors; and
   • how Wells Fargo concluded that the modifications made to the waterfall model resolved the modeling errors.

5. We note that the material instances of noncompliance identified by Wells Fargo are attributable to errors impacting payments to investors and that Wells Fargo has taken steps to remediate the identified material instances of noncompliance. The disclosure is unclear, however, as to the particular impact the identified material instances of noncompliance had on investors whose payments were affected. With a view towards disclosure, please tell us the following:

   • whether the modeling errors resulted in overpayments or underpayments to investors;
   • whether investors whose payments were impacted were notified of the errors and, if so, how they were notified;
   • whether any underpayments were paid or will be paid to investors and, if so, when the payments were made or will be made;
   • whether any future payments were adjusted to account for overpayments and, if so, whether such adjusted payments may result in instances of material noncompliance for the current period; and

- whether corrected investor reports were provided to affected investors and, if necessary, filed as amendments to Forms 10-D.

Exhibit 33.2 to the Form 10-K of Sequoia Mortgage Trust 2010-H1, Exhibits 33.3 and 33.5 to the Form 10-K of Sequoia Mortgage Trust, and Exhibits 33.9 and 33.11 to the Form 10-K of Sequoia Mortgage Trust 2011-2

6. We note that Wells Fargo's report on their assessment of compliance with applicable servicing criteria describes the scope of the platform to consist of publicly and privately issued residential mortgage-backed securities, commercial mortgage-backed securities, and "other asset-backed securities." Please tell us what constitutes "other asset-backed securities." Furthermore, since Wells Fargo's platform consists of transactions backed by several different asset types instead of transactions backed by only the same asset type, please tell us, with a view towards disclosure, how Wells Fargo determined the scope of their platform. Please refer to Telephone Interpretation 17.03 of Manual of Publicly Available Telephone Interpretations Regarding Regulation AB and Related Rules.

Forms 10-D

Exhibit 99.1

7. We note that the distribution reports of Wells Fargo, included as an exhibit to the Forms 10-D of each mortgage trust referenced above, include a footnote indicating that the reports are compiled from information provided by third parties; that they have not independently confirmed the accuracy of the information received and assume no duty to do so; and they expressly disclaim any responsibility for the accuracy or completeness of the information furnished by third parties. This disclaimer seems inconsistent with Wells Fargo's role in the servicing function and the servicing criterion in Item 1122 assigned to Wells Fargo. It also is unclear what information in the distribution report Wells Fargo may be responsible to confirm is accurate and complete and what information in the report is the responsibility of other entities to confirm is accurate and complete and the identity of such entities. In light of such concerns, please explain, with a view towards disclosure, why such a disclaimer is appropriate and how Wells Fargo is capable of providing their assessment of compliance with the servicing criteria applicable to them if they have not confirmed the accuracy and completeness of information received from third parties. If appropriate, please provide a separate response for each mortgage trust referenced above. If Wells Fargo has included the same disclaimer in the filings of other issuers, please provide the CIK numbers of those issuers.

Forms 10-K of Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, page 9

8. PHH Mortgage Corporation's report on their assessment of compliance with applicable servicing criteria and the relevant Forms 10-K state that certain foreclosure proceedings were not concluded in accordance with published Fannie Mae foreclosure timelines, but that these delays were for "reasons and circumstances outside the control of the Asserting Party as allowed by Fannie Mae Servicing Guide Announcement SVC-2010-12." With a view towards disclosure, please tell us the following:

    *   the length of time allowed under Fannie Mae foreclosure timelines for conclusion of foreclosure proceedings and the actual length of time it took to conclude the foreclosure proceedings;
    *   the reasons and circumstances that were outside the control of PHH Mortgage Corporation that led to the delays;
    *   how the material instance of noncompliance affected, if at all, the transactions containing these instances of material noncompliance;
    *   whether the transactions covered by these Forms 10-K were part of the sample transactions reviewed to assess compliance with the applicable servicing criteria and, if so, whether the identified material instance of noncompliance involved any of those transactions;
    *   a granular discussion about the steps PHH Mortgage Corporation has taken or is taking to remediate the issues that led to the identified material instance of noncompliance.

Exhibits to Forms 10-K

Exhibit 33.1 to the Forms 10-K of Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

9. First Republic Bank's report on their assessment of compliance with applicable servicing criteria states "[b]ased on such assessment, management believes that, as of and for the year ended December 31, 2011, the Bank has complied in all material respects…" The phrase "management believes that" appears to qualify management's assessment of First Republic Bank's compliance applicable servicing criteria. Please confirm that First Republic Bank complied for the reporting period with applicable servicing criteria and that in future filings, First Republic Bank's report on their assessment of compliance with applicable servicing criteria will provide a definitive conclusion regarding their compliance with applicable servicing criteria.

Exhibit 33.2 to the Forms 10-K of Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

10. PHH Mortgage Corporation's report on their assessment of compliance with applicable servicing criteria states "to the best knowledge of the signing officers below, the Asserting Party has complied, in all material respects throughout the Reporting Period, with the Applicable Servicing Criteria." The phrase "to the best knowledge…." appears to qualify management's assessment of PHH Mortgage Corporation's compliance with applicable servicing criteria. Please confirm that PHH Mortgage Corporation complied for the reporting period with applicable servicing criteria and that in future filings, PHH Mortgage Corporation's report on their assessment of compliance with applicable servicing criteria will provide a definitive conclusion regarding their compliance with applicable servicing criteria.

Exhibit 33.2 and Exhibit 33.4 to the Forms 10-K of Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

11. PHH Mortgage Corporation's report on their assessment of compliance with applicable servicing criteria states that the servicing criteria identified in Items 1122(d)(2)(i), (d)(2)(ii), (d)(4)(iv), (d)(4)(vii), (d)(4)(viii) and (d)(4)(xi) are performed by a vendor. The corresponding auditor attestation report from Deloitte & Touche LLP confirms that a vendor is responsible for the criteria set forth in Items 1122(d)(2)(i), (d)(2)(ii), (d)(4)(iv), (d)(4)(vii), (d)(4)(viii) and (d)(4)(xi), but also indicates that a vendor is also responsible for Item 1122(d)(4)(ii). With a view towards disclosure please tell us, why PHH Mortgage Corporation's report on their assessment of compliance with applicable servicing criteria and the accompanying attestation report differ, and please confirm the servicing criteria or portion of servicing criteria applicable to the vendor's activities for which PHH Mortgage Corporation is assuming responsibility.

Exhibit 35.1 to the Forms 10-K of Sequoia Mortgage Trust 2011-1 and Sequoia Mortgage Trust 2011-2

12. We note that in First Republic Bank's servicer compliance statement that it refers to itself as "Seller" instead of servicer and refers to activities during the immediately preceding "calendar year" rather than the "reporting period." Please confirm that First Republic Bank provided their servicer compliance statement in their role as a servicer on the transactions and that the statement was for the reporting period as required by Item 1123 of Regulation AB.

Form 10-K of Sequoia Mortgage Trust 2011-1

Exhibits to Form 10-K

13. We note that the prospectus filed on February 28, 2011 identifies Citibank as trustee for the transaction. We note that the Form 10-K does not include a report from Citibank on their assessment of compliance with servicing criteria applicable to them as trustee or a corresponding attestation report from an independent auditor regarding Citibank's assessment of compliance. Please amend the Form 10-K to provide a report from Citibank regarding their assessment of compliance with servicing criteria applicable to them and a corresponding attestation report from an independent accountant regarding Citibank's assessment or confirm that Citibank did not perform any of the duties specified in the criteria outlined in Item 1122 of Regulation AB.

Form 10-K of Sequoia Mortgage Trust 2011-2

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria, page 9

14. We note that SunTrust Mortgage's report on their assessment of compliance with applicable servicing criteria and the Form 10-K both disclose several instances of material noncompliance with servicing criteria applicable to SunTrust Bank and steps SunTrust Bank has taken to remediate the material instances of noncompliance. These disclosures, as a whole, do not provide any clarity to investors as to the impact of the identified material instances of noncompliance and whether the steps taken to remediate the material instances of noncompliance have mitigated the risk that such instances of material noncompliance will reoccur. Therefore, with a view towards disclosure, please tell us with respect to each identified material instance of noncompliance:

- more specific details regarding the extent of the problems and whether each material instance of noncompliance was related;
- how these material instances of noncompliance affected, if at all, the transactions containing these instances of material noncompliance;
- whether the steps taken to remediate the material instances of noncompliance have mitigated the risk that such material instances of noncompliance will reoccur;
- whether the transaction covered by this Form 10-K was one of the sample transactions used for purposes of assessing compliance with applicable the servicing criteria; and
- if this Form 10-K was part of the sample reviewed, whether the identified material instances of noncompliance involved that particular transaction.

Exhibits to Form 10-K

Exhibit 33.5

15. SunTrust Bank states that it has engaged a vendor "to perform specific, limited or scripted activities…" However, SunTrust Bank does not identify the servicing criteria or portion of servicing criteria applicable to the vendor's activities for which SunTrust Bank is assuming responsibility. Please tell us, with a view towards disclosure, the servicing criteria or portion of servicing criteria applicable to the vendor's activities for which SunTrust Bank is assuming responsibility. Please refer to Telephone Interpretation 17.06 of the Manual of Publicly Available Telephone Interpretations of Regulation AB and Related Rules.

Exhibit 33.5, Exhibit 34.5 and Exhibit 33.6

16. SunTrust Bank states that they were responsible for assessing compliance with the servicing criteria set forth in 1122(d)(2)(i) of Regulation AB for SunTrust Mortgage securitization transactions. The corresponding attestation report of Ernst and Young and SunTrust Mortgage's report on their assessment of compliance with applicable servicing criteria both state that SunTrust Bank is responsible for the servicing criteria identified in Items 1122(d)(2)(i), 1122(d)(4)(i) and 1122(d)(4)(ii). With a view towards disclosure, please tell us why SunTrust Bank's report on their assessment of compliance with applicable servicing criteria and the accompanying attestation report differ, and please confirm the servicing criteria or portion of servicing criteria applicable to SunTrust Bank on a platform level.

Exhibit 33.6 and Exhibit 34.6

17. We note that Appendix B of SunTrust Mortgage's report on their assessment of compliance with applicable servicing criteria identifies the transactions for which SunTrust Mortgage acts as a servicer and that are covered by the report. We note that Appendix B does not include any transaction after 2007, including Sequoia Mortgage Trust 2011-2. Please tell us, with a view towards disclosure, how SunTrust Mortgage determined the scope of their platform, and why their servicing platform does not include Sequoia Mortgage 2011-2 or any transaction after 2007.

Exhibit 35

18. We note that the Form 10-K does not include a servicer compliance statement required under Item 1123 of Regulation AB from SunTrust Mortgage. Please provide it or tell us why the statement is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Stasny, Special Counsel, at 202-551-3674 or me at 202-551-3225 if you have any questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel